Exhibit 99.2

Donerail Releases Statement Regarding Turtle Beach’s Disappointing Fourth Quarter 2021 Results and 2022 Annual Guidance

Believes Management Continues to Highlight its Own Operational Incompetence and Forecasting Ineptitude, Resulting in a Permanent Impairment of Shareholder Trust

Demands That Leadership Stop Considering “Acquisition Opportunities” and Material Growth Investments Until After Shareholders Vote at the 2022 Annual Meeting

Reiterates Donerail Intends to Nominate a Full Slate of Highly Experienced and Uniquely Talented Director Candidates to Turn Around the Company for the Benefit of All Shareholders

LOS ANGELES--(BUSINESS WIRE)--The Donerail Group LP (together with its affiliates, “Donerail,” “we” or “us”), one of the largest shareholders of Turtle Beach Corporation (NASDAQ: HEAR) (“Turtle Beach” or the “Company”), today issued the below letter to shareholders of Turtle Beach.

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Dear Fellow Shareholders,

The response to our letter yesterday was overwhelmingly positive, and we are very encouraged by those of you who proactively reached out to applaud our intended nomination of a full slate of highly qualified and independent candidates for election to the Company’s Board of Directors (the “Board”) at the 2022 Annual Meeting of Shareholders. Thank you for your sentiments.

While Turtle Beach had already pre-released disappointing earnings results in early January, we were eagerly awaiting management’s detailed earnings guidance for 2022 and its commentary related to revenue and profitability growth. Like other shareholders, we are aghast after reviewing the financial results and press release published yesterday. Shareholders have every right to be exhausted with this management team and Board.

Turtle Beach’s leadership once again spotlighted its own inability to execute on a clear operating playbook that peers have managed to run quite well, while simultaneously refusing to admit that the Company’s strategic initiatives in recent years continue to starve the business of cash flow and produce dismal results.

Most critically, we were surprised when Turtle Beach’s Chief Executive Officer and Chairman Juergen Stark declared that he was “pleased with our 2021 results.” To be clear, the Company reported 2021 EBITDA of $36.6 million, some 27% below the guidance that management itself set in the middle of 2021. How can a management team that misses its own guidance so badly be “pleased” with the results? Shareholders deserve better.

As it relates to guidance for 2022, we were also surprised by the Company’s muted revenue forecast, which seems to contrast starkly with other industry competitors that continue to estimate growth. Additionally, Turtle Beach’s annual revenue guidance for 2022, which, at the midpoint of management’s forecast range is not expected to grow, was also in direct contrast to the quotes from Mr. Stark just weeks ago, when he said “we believe Turtle Beach is well positioned to deliver growth in 2022[…]” It seems to us that Mr. Stark – and the Board that has seemingly insulated him – either has absolutely no pulse on the operating performance of their business or, worse, simple disregard of the comments that he makes to shareholders. Shareholders deserve better.

Lastly, we were shocked that, in light of management’s apparent inability to execute on any of its existing growth initiatives, Mr. Stark made a point to detail the Company’s continued interest and appetite to acquire businesses: “we will continue to look for organic growth and acquisition opportunities […]”, further highlighting an empire-building mentality that has been unproductive for shareholders since Mr. Stark took the helm as public company CEO. Given the Company’s historic inability to generate meaningful ROI on any of its previous growth initiatives or acquisitions over the past eight years under this leadership team, we are hereby calling on the Company, as one of its largest shareholders, to immediately cease any ongoing acquisition discussions at this very important time.

This management team and Board continue to highlight not only a complete inability to manage the business but also, an utter lack of awareness unlike anything we have seen before.

We look forward to the nominating period opening in short order, and we are anxiously awaiting the chance to detail to other stakeholders the diverse and uniquely talented executives that we have partnered with to help execute a sweeping plan to drive growth and profitability at Turtle Beach on behalf of all shareholders.

Please feel free to reach out to us directly with any questions, comments or ideas that you may have to enhance shareholder value.

Best Regards,

/s/ William Z. Wyatt

William Z. Wyatt

Managing Partner

The Donerail Group LP

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About Donerail

The Donerail Group LP is a Los Angeles-based investment adviser that employs a value-oriented investment lens focusing on special situations and event driven investments.

Contacts

Longacre Square Partners

Greg Marose / Ashley Areopagita, 646-386-0091

gmarose@longacresquare.com / aareopagita@longacresquare.com

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

The Donerail Group, LP, a Delaware limited partnership (“Donerail”), together with the other participants named herein, intends to nominate director candidates and file a preliminary proxy statement and accompanying WHITE proxy card with the Securities and Exchange Commission (“SEC”) to be used to solicit votes in connection with the 2022 annual meeting of stockholders of Turtle Beach Corporation, a Nevada corporation (the “Company”).

DONERAIL STRONGLY ADVISES ALL SHAREHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS’ PROXY SOLICITOR.

The participants in the proxy solicitation are anticipated to be Donerail, The Donerail Master Fund LP, a Cayman Islands exempted limited partnership, (the “Donerail Fund”), Harbert Fund Advisors, Inc., an Alabama corporation (“HFA”), Harbert Management Corporation, an Alabama corporation (“HMC”) and William Wyatt.

As of the date hereof, the Donerail Fund directly beneficially owns 1,185,816 shares of Common Stock, $0.001 par value per share, of the Company (the “Common Stock”), including 600,000 shares that are underlying call options currently exercisable. As the investment manager of the Donerail Fund, Donerail may be deemed the beneficial owner of the 1,185,816 shares of Common Stock beneficially directly owned by the Donerail Fund. As the “filing adviser” with supervisory control of Donerail, HFA may be deemed the beneficial owner of the 1,185,816 shares of Common Stock beneficially directly owned by the Donerail Fund. As the parents of HFA, HMC may be deemed to beneficially own the 1,185,816 shares of Common Stock beneficially owned directly by the Donerail Fund. As the Managing Partner of Donerail, Mr. Wyatt may be deemed to beneficially own the 1,185,816 shares of Common Stock beneficially owned directly by the Donerail Fund.